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                                                           OMB APPROVAL
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                                                  OMB Number           3235-0287
                                                  Expires:     December 31, 2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type responses)
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1. Name and Address of Reporting Person*

Oak Hill Securities GenPar, L.P.
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(Last)                  (First)                 (Middle)

201 Main Street, Suite 2415
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                                    (Street)

Fort Worth                      TX                      76102
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

American Skiing Company/ SKI
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

8/2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [_]   Director                             [_]   10% Owner
   [_]   Officer (give title below)           [X]   Other (specify below)**


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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [_] Form filed by more than one Reporting Person

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          8/31/2001      (J)(1)          49,334      (A)    (1)       49,334        (I)       (2)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

** May be deemed a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock.

           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
         INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (3-99)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date      Title    Shares  5)       4)        4)      4)
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
8.5% Series B       $5.25   8/31/2001 (J)(1)           7,400 Immed.   8/6/2009  Common   1,409,552 (1)    0          (I)      (2)
Convertible                                                                     Stock
Participating
Preferred Stock
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12% Series C-1      $1.25   8/31/2001 (J)(1)      1,974      Immed.  7/31/2007  Common   1,579,200 (1)    1,974      (I)      (2)
Convertible                                                                     Stock
Participating
Preferred Stock
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11.3025% Junior  $12,500.00 8/31/2001 (J)(1)     $616,667    Immed.  7/27/2007  Series D           (1)    $616,667   (I)      (2)
Subordinated                                                                    Participating
Convertible Notes                                                               Preferred
                                                                                Stock (3)
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

Explanation of Responses:  (1) See attached page.

(2) The Reporting Person is the general partner of Oak Hill Securities Fund, L.P. and may be deemed to beneficially own the securities held by such person. The Reporting Person disclaims beneficial ownership of such securities in excess of its direct or indirect interest in the profits or capital accounts of Oak Hill Securities Fund, L.P. and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of these securities in excess of such amount.

(3) May be deemed a derivative security.

The Reporting Person may be deemed a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock. However, the Reporting Person disclaims such group membership, and this report shall not be deemed an admission that the reporting person is a member of a Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock for purposes of
Section 16 or for any other purpose.


Oak Hill Securities GenPar, L.P.

By:  Oak Hill Securities MGP, Inc., its general partner


/s/ Scott D. Krase                                       September 5, 2001
----------------------------------------            -------------------------
   **Signature of Reporting Person                            Date
     Name:  Scott D. Krase
     Title: Vice President

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                        (Page 2)

                          CONTINUATION SHEET TO FORM 4

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                  (1) On August 31, 2001, Oak Hill Capital Partners, L.P.
("OHCP"), Oak Hill Capital Management Partners, L.P. ("OHCMP"), Oak Hill Securities Fund, L.P. ("OHSF"), Oak Hill Securities Fund II, L.P.("OHSF II"), OHCP Ski, L.P. ("OHCPS" and together with OHCP, OHCMP, OHSF and OHSF II, the "Oak Hill Group") (A) funded $1,250,000 of additional tranche C loans under the Second Amended and Restated Credit Agreement, dated as of July 31, 2000, by and between American Skiing Company Resort Properties, Inc. ("ASCRP"), the lenders party thereto and Fleet National Bank, N.A. as agent (in addition to the $1,250,000 advanced on July 13, 2001) , (B) paid $12,500,000 in cash to the
American Skiing Company (the "Issuer"), (C) irrevocably committed to pay $1,000,000 in cash to the Issuer on or before September 13, 2001, (D) committed to provide a guarantee of the obligations of Heavenly Valley LP under a capital lease acceptable to the Oak Hill Group, the Issuer and Heavenly Valley LP, covering certain gondola towers, cars and related equipment and assets servicing the Heavenly resort, such guarantee having a maximum aggregate liability of $14,000,000, (E) irrevocably waived and relinquished all rights, powers and preferences as holder of 8.5% Series B Convertible Participating Preferred Stock (other than certain voting rights), and (F) terminated the Securities Purchase Agreement, dated July 31, 2000 among the Issuer, ASCRP and OHCP, pursuant to which the Issuer had agreed to issue and sell to OHCP a warrant to purchase 6,000,000 shares of Common Stock of the Issuer (the "Common Stock"). In return,
(X) the Oak Hill Group received an aggregate of 40,000 shares of 12% Series C-1 Convertible Participating Preferred Stock of the Issuer, 139,453 shares of 15% Series C-2 Preferred Stock, $12,500,000 aggregate principal amount of 11.3025% Junior Subordinated Convertible Notes due 2007 and (Y) the Issuer irrevocably committed to issue 1,000,000 shares of Common Stock to the Oak Hill Group on or before September 13, 2001. On September 5, 2001, the transactions described in clauses (C) and (Y) occurred.